UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. __)*

                    Under the Securities Exchange Act of 1934

                                ELXSI Corporation
                                (Name of Issuer)

                         Common Shares, $0.001 par value
                         (Title of Class of Securities)

                                    268613205
                                 (CUSIP Number)

                                Peter R. Kellogg
                                  120 Broadway
                                    6th floor
                               New York, NY 10271
                                 (212) 433-7070

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 April 18, 2000
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |X|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 268613205
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Peter R. Kellogg
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     NONE
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        NONE
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            503,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     375,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      878,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      20.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN, HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 268613205
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      IAT Reinsurance Company Ltd.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Bermuda
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     NONE
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        NONE
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            310,500
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     NONE
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      310,500
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 268613205

ITEM 1. SECURITY AND ISSUER:

      This statement on Schedule 13D relates to shares of common stock, $0.001 par value per share (the "Shares"), of ELXSI Corporation, a Delaware corporation ("ELXSI"). The principal executive offices of ELXSI are located at 3600 Rio Vista Avenue, Suite A, Orlando, FL 32805.

ITEM 2. IDENTITY AND BACKGROUND:

      (a) This statement on Schedule 13D is filed on behalf of Peter R. Kellogg and IAT Reinsurance Company Ltd. ("IAT"). Mr. Kellogg is the sole owner of IAT's voting stock, is a member of IAT's board of directors, and is the President and CEO of IAT. A joint filing agreement of Mr. Kellogg and IAT is attached hereto as Exhibit A.

      (b)-(c), (f) Mr. Kellogg is an American citizen and, on the date of the event which requires the filing of this Statement, was a Senior Managing Director of Spear, Leeds & Kellogg, a registered broker-dealer in the United States and a specialist firm on the New York Stock Exchange. IAT is a reinsurance company incorporated in Bermuda. Mr. Kellogg's business address is 120 Broadway, 6th floor, New York, NY 10271, and IAT's business address is 48 Wall Street, New York, NY 10005.

      (d)-(e) During the last five years, neither IAT, Mr. Kellogg, nor, to their knowledge, any of the directors or executive officers of IAT has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

      310,500 Shares of ELXSI are held by IAT and its wholly-owned subsidiaries, 102,500 Shares of ELXSI are held by Mr. Kellogg, 375,000 Shares are held by Mr. Kellogg's wife and by a foundation and by a trust which are jointly administered by Mr. Kellogg and his wife, and 90,000 Shares are held by a partnership controlled by Mr. Kellogg. The source of funds for the purchases of the Shares was the working capital of IAT and its wholly-owned subsidiaries, the personal funds of Mr. Kellogg, the personal funds of Mr. Kellogg's wife, the funds of the foundation and trust administered by Mr. Kellogg, and the partnership funds of the partnership controlled by Mr. Kellogg.

ITEM 4. PURPOSE OF TRANSACTION:

      The Shares of ELXSI were acquired for investment purposes in the ordinary course of business by IAT and its wholly-owned subsidiaries, by Mr. Kellogg, by Mr. Kellogg's wife, and by the foundation and trust administered by Mr. Kellogg and were not acquired with the purpose or effect of changing or influencing control of ELXSI. Mr. Kellogg and IAT review their holdings of ELXSI on an ongoing basis. Depending on such review and on various factors, including, without limitation, the price of the shares, stock market conditions, and

CUSIP No. 268613205

business prospects of ELXSI, Mr. Kellogg and IAT reserve the right to make additional purchases or sales of the Shares of ELXSI in the future, although they have no present plans or proposals to do so. Any purchases may be effected directly or through one or more entities controlled or deemed to be controlled by Mr. Kellogg. Any purchases or sales may be in the open market, in a privately negotiated transaction or otherwise. Except as set forth below in Items 5 and 6 below, neither Mr. Kellogg nor IAT have any current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER:

      (a), (b) and (d) This statement relates to 310,500 Shares of ELXSI held by IAT and its wholly-owned subsidiaries, 102,500 Shares of ELXSI held by Mr. Kellogg, 375,000 Shares held by Mr. Kellogg's wife and by a foundation and by a trust which are jointly administered by Mr. Kellogg and his wife, and 90,000 shares are held by a partnership controlled by Mr. Kellogg. Based on ELXSI's public filings, ELXSI had 4,287,938 shares outstanding on March 9, 2000. Therefore, the 878,000 Shares reported on this Schedule 13D represent 20.5% of ELXSI's outstanding Shares as of the date of the event which triggered the filing of this Schedule 13D. Mr. Kellogg has sole dispositive and voting power with respect to the Shares of ELXSI owned by IAT and its subsidiaries. By virtue of his position with IAT, Mr. Kellogg may be considered to indirectly beneficially own such Shares. Mr. Kellogg disclaims beneficial ownership of the Shares owned by IAT and its subsidiaries, and this statement should not be deemed to be an admission that Mr. Kellogg is a member of any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

      The non-voting stockholders of IAT have the right to participate in the receipt of dividends from, or proceeds from the sale of, the common shares held by them in accordance with their ownership interest in IAT.

      ELXSI is party to a Rights Agreement dated as of June 4, 1997 (the "Original Rights Agreement"), with Continental Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent"), as amended under that certain Rights Agreement Amendment dated as of March 16, 1999, between ELXSI and the Rights Agent (the "Rights Agreement Amendment"; and the Original Rights Agreement as amended by the Rights Agreement Amendment, the "Rights Agreement"). Pursuant to the Rights Agreement, the Board of Directors of ELXSI declared a dividend of one Common Stock Purchase Right (each, a "Right") for each share of Common Stock outstanding at the opening of business on June 16, 1997. All shares of Common Stock issued on or after such date also have or will have one attached Right. Therefore, each outstanding share of Common Stock carries an associated Right and, unless otherwise expressly indicated herein or in the Amended Statement, all references to Common Stock shall include the associated Rights.

      On March 16, 1999, in connection with and substantially simultaneously with the entering into by ELXSI of the Rights Agreement Amendment, Alexander M. Milley ("AMilley"), ELXSI, Peter R. Kellogg, IAT, Mr. Kellogg's wife, and the foundation and the trust which are jointly administered by Mr. Kellogg and his wife (collectively with Mr. Kellogg, the "Kellogg Persons") entered into a

CUSIP No. 268613205

Standstill Agreement dated as of March 16, 1999 (the "Kellogg Standstill Agreement"). Under the Kellogg Standstill Agreement, among other things, AMilley was granted an irrevocable proxy to vote the shares of Common Stock held by the Kellogg Persons (as more particularly described, the "Kellogg-to-AMilley Proxy"). All 878,000 shares reported on this Schedule 13D are subject to the Kellogg-to-AMilley Proxy.

      Among the amendments to the Original Rights Agreement effected under the Rights Agreement Amendment were certain amendments to the definition of "Acquiring Person" that, in effect, permit "Kellogg Group Members" (as defined in the Rights Agreement Amendment), under certain circumstances and subject to certain limitations, to beneficially own in excess of 15% of the outstanding Common Stock without becoming "Acquiring Persons" under the Rights Agreement (the "Kellogg Rights Agreement Amendments"). The determination by ELXSI and its Board of Directors to implement the Kellogg Rights Agreement Amendments was based upon, in part, the representations, warranties, covenants and agreements of the Kellogg Persons under the Kellogg Standstill Agreement. Consistent therewith, the Rights Agreement Amendment provides that in the event that at any time any Kellogg Person is in breach of or default under the Kellogg Standstill Agreement, the effectiveness of the Kellogg Rights Agreement Amendments may, at the election of ELXSI, be suspended or terminated.

      As more fully described in Item 6: (i) the Kellogg-to-AMilley Proxy covers any and all shares of Common Stock and other voting securities of ELXSI ("Other Voting Securities"), whenever acquired, and (ii) the Kellogg Persons have granted certain rights of first refusal over any shares of Common Stock or Other Voting Securities owned by them to AMilley, subject to certain exceptions. Accordingly, if and to the extent that the Kellogg Persons: (a) acquire additional shares of Common Stock or Other Voting Securities, AMilley will obtain the right to vote the same, or (b) determine to sell shares of Common Stock or Other Voting Securities, AMilley may determine to purchase the same.

Note on Group Status and Filing

      As a result of the Kellogg-to-AMilley Proxy and other agreements set forth in the Kellogg Standstill Agreement, AMilley and/or certain of his affiliates, on the one hand, and the Kellogg Persons, on the other hand, may be deemed to be persons who have agreed "to act together for the purpose of acquiring, holding, voting or disposing of" Common Stock within the meaning Rule 13d-5(b)(1) under the Act. Accordingly: (i) under such Rule 13d-5(b)(1), AMilley and/or his affiliates and the Kellogg Persons may be deemed to have formed a "group" within the meaning of such Rule and Section 13(d)(3) of the Act; and (ii) by operation of such Rule 13d-5(b)(1), such group (if it is deemed to exist) is deemed to be the beneficial owner of all equity securities of ELXSI beneficially owned by any of them. As permitted under Rule 13d-4 promulgated under the Act, the Kellogg Persons hereby disclaim beneficial ownership of any and all equity securities of ELXSI held by AMilley or his affiliates or any "group" that includes AMilley or his affiliates. The Kellogg Persons have checked the box at 12 on pages 2 and 3 of this Schedule 13D in order to express (or further express) the foregoing disclaimer. Furthermore, as permitted under item "(2)" of the "Instructions for Cover Page" of Schedule 13D (Rule 13d-101) promulgated under the Act, each Kellogg Person hereby disclaims: (a) membership in any "group" that includes AMilley or his affiliates, and (b) that the relationship of AMilley and his

CUSIP No. 268613205

affiliates, on the one hand, and the Kellogg Persons, on the other hand, is one that constitutes or forms a "group" within the meaning of Section 13(d)(3) of the Act or Rule 13d-5(b)(1) promulgated thereunder. The Kellogg Persons have checked the box at 2(b) on pages 2 and 3 of this Schedule 13D in order to express (or further express) the foregoing disclaimers.

      This Schedule 13D: (i) relates solely to the Kellogg Persons who have executed and filed the Joint Filing Agreement pursuant to Rule 13d-1(k)(1) (then Rule 13d-1(f)) attached hereto, and (ii) does not relate to AMilley or his affiliates or any "group" that includes AMilley or his affiliates. The Kellogg Persons hereby disclaim any responsibility for: (a) the filing of any statements or other information required under Section 13(d) of the Act and Regulation 13D-G promulgated thereunder relating to AMilley or his affiliates or any "group" that includes AMilley or his affiliates, (b) the timeliness of the filing of any such statement or other information, and (c) the completeness and accuracy of any such statement or other information.

      (c) Below is a list of all transactions in ELXSI's Shares during the 60 days prior to the date of the event which required the filing of this Schedule 13D. All of the transactions in the Shares set forth below were made by Bermuda Partners, LP, a partnership controlled by Mr. Kellogg. All purchases were open market transactions.

      -----------------------------------------------------------------------
      Date of Transaction            Number of Shares         Price Per Share
      -----------------------------------------------------------------------
           03/01/2000                       2,700                  $13.10
      -----------------------------------------------------------------------
           03/22/2000                      10,000                  $14.68
      -----------------------------------------------------------------------
           04/04/2000                       5,000                  $13.14
      -----------------------------------------------------------------------
           04/06/2000                       1,700                  $13.01
      -----------------------------------------------------------------------
           04/07/2000                       2,200                  $13.14
      -----------------------------------------------------------------------
           04/10/2000                       2,100                  $12.51
      -----------------------------------------------------------------------
           04/14/2000                       2,800                  $13.01
      -----------------------------------------------------------------------
           04/18/2000                       5,800                  $13.01
      -----------------------------------------------------------------------

      (e) Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

      Under the Kellogg Standstill Agreement, the Kellogg Persons have represented and warranted that: (a) their shares of Common Stock were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of ELXSI, or in connection with or as a participant in any transaction having that purpose or effect; and (b) they acknowledge and agree that their representations, warranties, covenants and agreements under the Kellogg Standstill Agreement were a material inducement to ELXSI's entering into

CUSIP No. 268613205

of the Rights Agreement Amendment, and in the event of a breach thereof or default thereunder, ELXSI may suspend or terminate the Kellogg Rights Agreement Amendments, terminate the Rights Agreement Amendment or take other actions having the purpose or effect of modifying or altering the Kellogg Rights Agreement Amendments. At present, the "Kellogg Persons" comprise: Peter R. Kellogg; Cynthia K. Kellogg, Mr. Kellogg's spouse; I.A.T. Reinsurance Company Ltd., a Bermuda corporation, and its subsidiaries; the Peter R. Kellogg & Cynthia K. Kellogg Foundation, a New Jersey corporation; and the NOM Trust U/W/O James C. Kellogg, III, a New Jersey-domiciled trust.

      Under the Kellogg Standstill Agreement, the Kellogg Persons have agreed that: (a) the number of shares beneficially owned by the "Kellogg Group Members" and their respective "Affiliates" and "Associates" (as such terms are defined in the Rights Agreement Amendment) will not exceed the Kellogg Group Member Limit (as defined in the Rights Agreement Amendment and described hereinbelow); (b) they will prepare and file with the Securities and Exchange Commission (the "Commission") and deliver to ELXSI, in each case on a timely basis, all schedules, statements and other reports in respect of ELXSI and/or Common Stock required under Section 13 or 16 of the Act; that such schedules, statements or other reports will contain all of the disclosures and information required under the applicable rules and regulations of the Commission; and that such disclosures and information will be true, correct and complete in all material respects; and (c) if after the date of the Kellogg Standstill Agreement any Kellogg Group Member or any Affiliate or Associate thereof who (in each case) is not already a "Kellogg Person" party to the Kellogg Standstill Agreement purchases or otherwise acquires any shares of Common Stock or Other Voting Securities, that person or entity will promptly thereafter take the actions specified therein to become a "Kellogg Person" party to the Kellogg Standstill Agreement. Under the Rights Agreement Amendment, the "Kellogg Group Member Limit" is the greater of: (i) 1,000,000 shares of Common Stock (subject to adjustment for stock splits, stock dividends, etc.) less the number of shares of Common Stock beneficially owned by all Kellogg Related Persons (as defined in the Rights Agreement Amendment) and all of their respective Affiliates and Associates, and (ii) 15% of the shares of Common Stock then outstanding; provided that if at any time it is established that any Kellogg Group Member or any Affiliate or Associate of any Kellogg Group Member who is a beneficial owner of Common Stock acquired those securities with the purpose or effect of changing or influencing the control of ELXSI, or in connection with or as a participant in any transaction having that purpose or effect, then the foregoing clause (i) shall no longer be effective and the "Kellogg Group Member Limit" will be 15% of the shares of Common Stock outstanding.

Under the Kellogg-to-AMilley Proxy contained in the Kellogg Standstill Agreement, each Kellogg Person has irrevocably constituted and appointed AMilley the attorney-in-fact and proxy of such Kellogg Person, with full power of substitution, to vote all shares of Common Stock and Other Voting Securities which such Kellogg Person is entitled to vote at any annual or special meeting of the stockholders of ELXSI, and to express consent or dissent to any corporate action in writing without a meeting of the stockholders of ELXSI, in such manner as AMilley or his substitute may determine. The Kellogg-to-AMilley Proxy: (i) is stated to be coupled with an interest and irrevocable; (ii) covers any and all shares of Common Stock and Other Voting Securities owned by any Kellogg Person, whenever acquired; and (iii) will remain in effect for so long any Rights are outstanding under the Rights Agreement. No Kellogg Person may grant any proxy or power of attorney to any person or entity which conflicts with the Kellogg-to-AMilley Proxy.

CUSIP No. 268613205

      Under the Kellogg Standstill Agreement, the Kellogg Persons have granted to AMilley certain rights of first refusal over any shares of Common Stock or Other Voting Securities owned by them that they may determine to sell or otherwise dispose of, subject to certain exceptions. AMilley has the right to designate a different person or entity to effect the purchase of any such shares or Other Voting Securities as to which such rights may be exercised.

      Under the Kellogg Standstill Agreement, each Kellogg Person has agreed that, unless and to the extent otherwise consented to in writing by ELXSI, such Kellogg Person will not: (a) solicit proxies with respect to any Common Stock or Other Voting Securities, actively oppose any action approved by a majority of the Continuing Directors (as defined in the Rights Agreement) of ELXSI, or become a "participant" in any "election contest" relating to the election of directors of ELXSI; (b) propose, make or initiate, or solicit stockholders of ELXSI for the approval of, one or more stockholder proposals; (c) propose, or make, initiate or solicit any proposals from, or provide any information or participate in any discussions or negotiations with, or otherwise cooperate in any way with or assist, any person or entity concerning any merger, consolidation, other business combination, tender or exchange offer, recapitalization, liquidation or dissolution or any purchase or other acquisition or sale or other disposition of assets (other than in the ordinary course of business) or shares of capital stock of ELXSI or any of its subsidiaries or divisions or any similar transaction involving ELXSI or any subsidiary or division of ELXSI or any subsidiary; (d) take any other action for the purpose of or with the effect of changing or influencing the control of ELXSI, or in connection with or as a participant in any transaction having that purpose or effect; (e) form, join or in any way participate in any "group" with respect to any securities of ELXSI (except a group consisting entirely of Kellogg Group Members, Kellogg Related Persons, Milley Group Members and/or their respective Affiliates or Associates (as such terms are defined in the Rights Agreement)); or (f) induce, attempt to induce, encourage or solicit, or cooperate with, any other person or entity to do any of the foregoing.

      Under the Kellogg Standstill Agreement, if after the date thereof any Kellogg Related Person or any Affiliate or Associate thereof acquires any additional shares of Common Stock or Other Voting Securities, that person or entity must promptly thereafter take the actions specified therein in order to make applicable to such shares the Kellogg-to-AMilley Proxy, the above-described rights of first refusal and the covenants and agreements described in the immediately preceding paragraph hereof.

      Under the Kellogg Standstill Agreement, Peter R. Kellogg indemnifies ELXSI, AMilley, the other Milley Group Members and their respective officers, directors, employees, agents, professional advisors and controlling persons, for the period of time specified therein, from and against any and all Losses (as defined therein) incurred or suffered by any of them as a result of or arising out of or in connection with the Rights Agreement Amendment and/or Kellogg Standstill Agreement.

CUSIP No. 268613205

      Under the Kellogg Standstill Agreement, ELXSI has agreed that, for so long as there is not any breach of or default under the Kellogg Standstill Agreement on the part of any Kellogg Person, it will not suspend or terminate any of the Kellogg Rights Agreement Amendments, terminate the Rights Agreement Amendment or take any other action having the purpose or effect of modifying or altering the Kellogg Rights Agreement Amendments.

      Under the Kellogg Standstill Agreement, the Kellogg Persons and AMilley have made certain agreements: (a) intended to implement their mutual agreement
(i) on the one hand, that AMilley satisfy his obligations to prepare and file schedules in respect of ELXSI and Common Stock under Regulation 13D-G under the Act by filing schedules thereunder that set forth the disclosures and information required thereunder in respect of himself and other Milley Group Members and their respective Affiliates and Associates and not any Kellogg Group Member, Kellogg Related Person or any of their respective the Affiliates or Associates, and (ii) on the other hand, that the Kellogg Persons satisfy their obligations to prepare and file schedules in respect of ELXSI and Common Stock under Regulation 13D-G by filing schedules thereunder that set forth the disclosures and information required thereunder in respect of the Kellogg Persons and/or other Kellogg Group Members and their respective Affiliates and Associates and not any Milley Group Member or any Affiliate or Associate thereof; and (b) with respect to certain disclaimers that they shall make in their respective filings under Regulation 13D-G. The disclaimers and other statements made in the "Note on Group Status and Filing" section above are made in accordance with such agreements.

      Except as set forth above and as described in Item 5 above, to the best knowledge of Mr. Kellogg and IAT, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons enumerated in Item 2 or between such persons and any other person with respect to any securities of ELXSI, including, but not limited to, transfer or voting of any of the shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

      Exhibit A -- Agreement between Peter R. Kellogg and IAT Reinsurance
                   Company Ltd. to file this statement jointly on behalf of each of them.

      Exhibit B -- Rights Agreement, dated as of June 4, 1997, between ELXSI
                   Corporation and Continental Stock Transfer & Trust Company, as Rights Agent (incorporated herein by reference to Exhibit
                   4.17 to ELXSI's Form 8-A Registration Statement dated and filed with the Commission on June 10, 1997 (File No. 0-11877))

      Exhibit C -- Rights Agreement Amendment, dated as of March 16, 1999, between ELXSI Corporation and Continental Stock Transfer & Trust Company, as Rights Agent (incorporated herein by reference to Exhibit 2 to ELXSI's Form 8-A/A Registration Statement (Post-Effective Amendment No. 1) dated and filed with the Commission on March 19, 1999 (File No. 0-11877))

      Exhibit D -- Standstill Agreement, dated as of March 16, 1999, among ELXSI
                   Corporation, Alexander M. Milley and the "Kellogg Persons" party thereto (incorporated herein by reference to Exhibit 3 to the ELXSI's Form 8-A/A Registration Statement (Post-Effective Amendment No. 1) dated and filed with the Commission on March 19, 1999 (File No. 0-11877))

CUSIP No. 268613205

                                    SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: October 29, 2004
       New York, New York                           /s/ Peter R. Kellogg
                                                --------------------------------
                                                    Peter R. Kellogg


                                                IAT REINSURANCE COMPANY LTD.

Dated: October 29, 2004
       New York, New York                       By: /s/ Peter R. Kellogg
                                                    ----------------------------
                                                    Name:  Peter R. Kellogg
                                                    Title: President & CEO

                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT

            In accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to jointly prepare and file a Schedule 13D (including any future amendments thereto) reporting each of the undersigned's ownership of securities of ELXSI Corporation and further agree to the filing of this Agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to file on its behalf any and all amendment to such Schedule 13D. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


Dated: October 29, 2004
       New York, New York                           /s/ Peter R. Kellogg
                                                --------------------------------
                                                    Peter R. Kellogg


                                                IAT REINSURANCE COMPANY LTD.

Dated: October 29, 2004
       New York, New York                       By: /s/ Peter R. Kellogg
                                                    ----------------------------
                                                    Name:  Peter R. Kellogg
                                                    Title: President & CEO